EXHIBIT 99.3

CREDIT SUISSE

(the Company)

AND

THE BANK OF NEW YORK MELLON

(formerly known as The Bank of New York)

(the Trustee)

SIXTH SUPPLEMENTAL INDENTURE

dated as of March 25, 2009

Supplemental to the Subordinated Indenture,
dated as of March 29, 2007

SIXTH SUPPLEMENTAL INDENTURE, dated as of March 25, 2009 (this “Sixth Supplemental Indenture”), between CREDIT SUISSE, a corporation established under the laws of, and duly licensed as a bank in, Switzerland (the “Company”) and THE BANK OF NEW YORK MELLON (formerly known as The Bank of New York), a New York banking corporation (the “Trustee”), to the Base Indenture (as defined below).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee have previously executed a subordinated indenture, dated as of March 29, 2007 (the “Base Indenture”), and a first supplemental indenture, dated as of May 15, 2007, a second supplemental indenture, dated as of February 20, 2008, a third supplemental indenture, dated as of March 28, 2008, a fourth supplemental indenture, dated as of December 23, 2008, and a fifth supplemental indenture, dated as of March 20, 2009, supplementing the Base Indenture;

WHEREAS, pursuant to Section 9.01 (a) of the Base Indenture, the Company desires to amend the Base Indenture to cure certain ambiguities in the Base Indenture and to make other changes that do not materially and adversely affect the rights of any Holder;

WHEREAS, the Company has authorized the execution and delivery of this Sixth Supplemental Indenture;

WHEREAS, pursuant to Sections 2.03 and 9.01(e) of the Base Indenture, the Company desires to provide for the establishment of a new series of Securities under the Base Indenture, to be issued by the Company, acting directly or through any one of its branches, the form and substance of which and the terms, provisions and conditions thereof to be set forth as provided in the Base Indenture and this Sixth Supplemental Indenture;

WHEREAS, at the request of the Trustee, the Company has furnished the Trustee with (i) an Opinion of Counsel complying with the requirements of Sections 2.02(c), 9.05, 11.03 and 11.04 of the Base Indenture and to the effect that, among other things, this Sixth Supplemental Indenture has been duly authorized, executed and delivered by the Company, and (ii) an Officers’ Certificate complying with the requirements of Sections 2.02(b), 11.03 and 11.04 of the Base Indenture; and

WHEREAS, all conditions and requirements necessary to make this Sixth Supplemental Indenture a valid agreement of the Company, in accordance with the terms of the Base Indenture, and a valid amendment of and supplement to the Base Indenture have been done.

NOW THEREFORE, in consideration of the premises and the purchase of the Securities of any tranche of the series established pursuant to this Sixth Supplemental Indenture by the Holders thereof from time to time on or after the date hereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all such Holders of such tranche of such series, that the Base Indenture is supplemented and amended, to the extent and for the purposes expressed herein, as follows:

1.             For all purposes of this Sixth Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires, (i) references to any Article, Section

2

or subdivision thereof are references to an Article, Section or other subdivision of this Sixth Supplemental Indenture and (ii) capitalized terms not otherwise defined herein shall have the meanings set forth in the Base Indenture and the following terms used in this Sixth Supplemental Indenture have the following respective meanings:

“Agent Members” means members of, or participants in, the Depositary.

“Authority” means (i) a Board Resolution, (ii) an Officers’ Certificate, (iii) a supplemental indenture, (iv) the form of note described in Section 3(e) substantially in the form set forth in Annex I or Annex II, as applicable, attached hereto representing the Notes of a tranche to be issued pursuant hereto and any pricing supplement attached thereto or delivered therewith in connection with any such tranche of Notes, (v) the note representing the Notes of a tranche executed by the Company and delivered to, and authenticated by, the Trustee, or (vi) such other form of note, certificate or pricing supplement as may be authorized by Board Resolution or Officers’ Certificate.

“Base Indenture” has the meaning set forth in the recitals hereof.

“Branch” means, if the Company is acting through one of its branches for all purposes under a tranche of the Notes and this Sixth Supplemental Indenture, the branch of the Company through which the Company is acting for such purposes unless and until a Substitution Branch is designated pursuant to Section 3(f) and thereafter means such Substitution Branch.

“Business Day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in The City of New York.

“Depositary” has the meaning set forth in Section 3(e).

“Dollars” means the lawful currency of the United States of America.

“Indenture” means the Base Indenture, as amended, supplemented or modified by this Sixth Supplemental Indenture and as further amended or supplemented from time to time.

“Interest Payment Date” means each day on which interest on the Notes is payable.

“Notes” has the meaning set forth in Section 3(a).

“Record Date” has the meaning set forth in Section 3(c).

“Registered Global Securities” has the meaning set forth in Section 3(e).

“Senior Creditors” has the meaning set forth in Section 3(d).

“Senior Indebtedness” has the meaning set forth in Section 2.

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“Substitution Branch” has the meaning set forth in Section 3(f).

“tranche” has the meaning set forth in Section 5.

2.             With respect to Securities of the series established by this Sixth Supplemental Indenture, the definition of “Senior Indebtedness” in Section 1.01 of the Base Indenture is hereby amended and restated as follows:

“Senior Indebtedness” means all obligations of the Company to the Senior Creditors.

3.             Pursuant to Section 2.03 of the Base Indenture, there is hereby established a series of Securities, the terms of which, including such terms as to amount, maturity, interest, redemption, payment of additional amounts and other terms, shall be as set forth below and in the Authority supplemental hereto with respect to a specific tranche.

(a)           Designation and Principal Amount.  Tranches of Securities of this series shall be known and designated as the Subordinated Medium-Term Notes (the “Notes”) of the Company.  The Notes shall be issued by the Company, acting directly or through one of its Branches, as set forth in the Authority establishing the specific terms of a tranche of Notes.  The aggregate principal amount of the Securities to be issued on or after the date hereof pursuant to this Sixth Supplemental Indenture shall be as set forth in, and determined in accordance with the provisions of, the authentication order provided to the Trustee from time to time pursuant to Section 2.02 of the Base Indenture.

(b)           Denominations.  Unless otherwise established in or pursuant to the Authority establishing the specific terms of a tranche of Notes, the authorized denominations of the Notes shall be $2,000 and any integral multiple of $1,000 in excess thereof.

(c)           Record Date.  Except as provided in Section 2.13 of the Base Indenture, each interest payment shall be payable to Holders of record as they appear on the Security Register of the Company at the close of business on the corresponding record date (the “Record Date”).  The Record Date for each tranche of the Notes shall be, for so long as such tranche of the Notes are in the form of one or more Registered Global Securities, three Business Days prior to the relevant Interest Payment Date and, in the event that any Notes of such tranche are not represented by one or more Registered Global Securities, the fifteenth day (whether or not a Business Day) prior to the relevant Interest Payment Date.

(d)           Subordination.  Sections 10.01, 10.02, 10.03 and 10.04 of the Base Indenture are hereby amended and restated in their entirety with respect to the Notes as follows:

Section 10.01.  Subordination.  Notwithstanding anything to the contrary set forth in the Base Indenture relating to the subordination of the Securities, the Notes will constitute the Company’s direct, unconditional, unsecured and subordinated obligations.

Section 10.02.  Rights upon Bankruptcy.  In the event of any liquidation, dissolution or winding up of the Company, by bankruptcy or otherwise, the payment of principal and interest on the Notes will be subordinated to the prior payment in full of all

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of the Company’s present and future unsubordinated creditors (the “Senior Creditors”), but not further or otherwise.

Section 10.03. [Intentionally omitted.]

Section 10.04. [Intentionally omitted.]

In the event of any inconsistency between Article 10 of the Base Indenture and the provisions of this Sixth Supplemental Indenture, the provisions of this Sixth Supplemental Indenture shall govern.

(e)           Form of Note.  The Company will issue the Notes of each tranche in registered form without coupons, initially in the form of one or more fully registered global securities (the “Registered Global Securities”).  The Company will deposit the Registered Global Securities initially representing the Notes of each tranche with the Trustee, as custodian for The Depository Trust Company, New York, New York (the “Depositary”), and will register the Notes of such tranche in the name of Cede & Co., the Depositary’s nominee.  The Registered Global Securities representing the Notes of each tranche will be substantially in the form set forth in Annex I or Annex II, as applicable, or in such other form or forms as shall be executed by the Company and delivered to, and authenticated by, the Trustee from time to time.

Each Registered Global Security shall represent such of the outstanding Notes of each tranche as shall be specified therein and each shall provide that it shall represent the aggregate amount of outstanding Notes of such tranche from time to time endorsed thereon and that the aggregate amount of outstanding Notes of such tranche represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, redemptions and transfers of interests.  Any endorsement of a Registered Global Security to reflect the amount of any increase or decrease in the amount of outstanding Notes of such tranche represented thereby shall be made by the Trustee or the Registrar, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.07 of the Indenture.

Except as set forth in Section 2.07 of the Indenture, the Registered Global Securities may be transferred, in whole and not in part, only to the Depositary, another nominee of the Depositary or to a successor of the Depositary or its nominee.

Agent Members shall have no rights either under the Indenture with respect to any Registered Global Securities held on their behalf by the Depositary or by the Trustee as custodian for the Depositary or under such Registered Global Securities, and the Depositary or its nominee may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Registered Global Securities for all purposes whatsoever.  Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any Agent Member or other agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of such Depositary governing the exercise of the rights of an owner of a beneficial interest in any Registered Global Securities.

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None of the Company, the Registrar or the Trustee shall have any responsibility or obligation to any Holder that is an Agent Member or any other Person with respect to the accuracy of the records of the Depositary (or its nominee) or of any Agent Member, with respect to any ownership interest in the Notes or with respect to the delivery of any notice (including any notice of redemption) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to the Notes.  The Company, the Registrar and the Trustee may rely (and shall be fully protected in relying) upon information furnished by the Depositary with respect to its Agent Members, participants and any beneficial owners in the Notes.

(f)            Substitution.  The Company may at any time designate another branch of the Company (the “Substitution Branch”) as substitute for the Branch through which it acts under the Notes of a tranche with the same effect as if such Substitution Branch had been originally named as the Branch for all purposes under the Indenture and the Notes; provided, that, prior to such designation, the Trustee shall have received an Opinion of Counsel to the effect that the Company is liable under Swiss law for the obligations of the Substitution Branch with respect to the Notes of such tranche.

(g)           Currency Indemnity.  If the Notes are denominated in Dollars, the Dollar will be the sole currency of account and payment for all sums payable by the Company under or in connection with the Notes, including damages. Any amount received or recovered in a currency other than the Dollar by any Holder in respect of any sum expressed to be due to it from the Company shall only constitute a discharge to the Company to the extent of the Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).  If that Dollar amount is less than the Dollar amount expressed to be due to the recipient under any Note, the Company shall indemnify it against any resulting loss sustained by the recipient.  In any event, the Company shall indemnify the recipient against the cost of making any such purchase.  For the purposes of this Section 3(g), it will be sufficient for a Holder to demonstrate that it would have suffered a loss had an actual purchase been made.  These indemnities constitute a separate and independent obligation from the Company’s other obligations, shall in the event of any voluntary or involuntary dissolution, liquidation or winding up of the Company in Switzerland be subordinated to the claims in respect of Senior Indebtedness to the same extent as the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any waiver granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or any other judgment or order.

(h)           No Set-Off.  Subject to applicable law, no Holder shall be entitled to exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Company or the Branch arising under or in connection with a tranche of Notes and each Holder shall, by virtue of being a Holder, be deemed to have waived all such rights of set-off, compensation or retention.

(i)            No Security.  The Company may not create or permit to exist any pledge or other security interest over the Company’s assets to secure the Company’s obligations in respect of the Notes.

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(j)            No Government Guarantee.  The Notes are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.  Except as otherwise provided in the Authority establishing the terms of a tranche of Notes, the Notes do not have the benefit of any agency or governmental guarantee.

4.             The ninth paragraph of Section 2.07 of the Base Indenture is hereby amended and restated in its entirety with respect to the Notes as follows:

The Company may at any time and in its sole discretion determine that the Notes of a tranche shall no longer be maintained in global form.  If an Event of Default has occurred with regard to the Notes of such tranche and has not been cured or waived, a Holder may elect that its beneficial interest in the Notes of such tranche no longer be maintained as part of the Registered Global Securities.  In either such event and subject to the procedures of the Depositary, the Company will execute, and the Trustee, upon receipt of the Company’s order for the authentication and delivery of definitive Notes of such tranche, will authenticate and make available for delivery, definitive Notes of such tranche in any authorized denominations, in an aggregate principal amount equal to the principal amount of such Registered Global Securities or beneficial interest, in exchange for such Registered Global Securities or beneficial interest.

5.             Section 2.14 of the Base Indenture is hereby amended and restated in its entirety with respect to the Notes as follows:

Section 2.14.          Series May Include Tranches.  A series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering.  The Securities of different tranches may have one or more different terms, but all the Securities within each such tranche shall have identical terms, provided that Securities within a tranche may have different authentication dates, public offering prices, initial interest accrual dates, and initial interest payment dates, if applicable.  Notwithstanding any other provision of this Indenture, with respect to Sections 2.02 (other than the fourth paragraph thereof) through 2.04, 2.07, 2.08, 2.10, 3.01 through 3.05, 4.02, 6.01 through 6.14, 8.01 through 8.05 and 9.02, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to Section 2.03.  In particular, and without limiting the scope of the next preceding sentence, any of the provisions of such sections which provide for or permit action to be taken with respect to a series of Securities shall also be deemed to provide for and permit such action to be taken instead only with respect to Securities of one or more tranches within that series (and such provisions shall be deemed satisfied thereby), even if no comparable action is taken with respect to Securities in the remaining tranches of that series.

6.             Section 6.01 (d) of the Base Indenture is hereby amended and restated in its entirety with respect to the Notes to read as follows:

“(d)         an involuntary case or other proceeding shall be commenced against the Company, with respect to the Company or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver,

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liquidator, custodian or other similar official of the Company or for any substantial part of the property and assets of the Company, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days, except that the issuance of a writ of payment (Zahlungsbefehl) and any related further steps under the Swiss debt enforcement and bankruptcy laws up to but not including the threat of bankruptcy (Konkursandrohung) shall not constitute such involuntary case or proceeding for the purpose of this clause; or an order for relief shall be entered in such case or proceeding; or an order for relief shall be entered against the Company under any bankruptcy, insolvency or other similar law now or hereafter in effect;”

7.             Section 11.08(a) of the Base Indenture is hereby amended and restated with respect to the Notes to read as follows:

“(a)  The laws of the State of New York (without regard to conflicts of laws principles thereof) shall govern the Indenture and the Notes.  Notwithstanding the foregoing, the subordination provisions set forth in Section 3(d) of this Sixth Supplemental Indenture shall be governed by Swiss law.”

8.             With respect to the Notes, the Base Indenture is hereby amended by adding the following as Section 11.16:

Section 11.16.  Action through a Branch.  The Company may issue Securities under this Indenture through one or more of its branches.

9.             Counterparts.  This Sixth Supplemental Indenture may be executed in any number of counterparts and all of said counterparts executed and delivered each as an original shall constitute but one and the same instrument.

10.           Trustee’s Duties, Responsibilities and Liabilities.  The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of such statements.  The Trustee makes no representation as to the validity of this Sixth Supplemental Indenture.  The Trustee assumes no duties, responsibilities or liabilities by reason of this Sixth Supplemental Indenture other than as set forth in the Base Indenture, and this Sixth Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions of its acceptance of the trust under the Base Indenture, as fully as if said terms and conditions were herein set forth at length.

11.           Ratification and Confirmation.  As amended and modified by this Sixth Supplemental Indenture, the Base Indenture is in all respects ratified and confirmed and the Base Indenture and this Sixth Supplemental Indenture shall be read, taken and construed as one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Sixth Supplemental Indenture to be duly executed as of the day and year first above written.

CREDIT SUISSE

By:	/s/ Peter Feeney
Name: Peter Feeney
Title: Authorized Person

By:	/s/ Sharon O’Connor
Name: Sharon O’Connor
Title: Authorized Person

THE BANK OF NEW YORK MELLON (formerly known as The Bank of New York), as Trustee

By:	/s/ Kimberly Davidson
Name: Kimberly Davidson
Title: Vice President

Annex I

[FORM OF SUBORDINATED MEDIUM-TERM NOTE
(FIXED RATE)]

D-1

[FACE OF NOTE]

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC” OR THE “DEPOSITARY”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

REGISTERED	PRINCIPAL AMOUNT: $
NO. FXR-	CUSIP:

CREDIT SUISSE[, acting through its

                   Branch]

SUBORDINATED MEDIUM-TERM NOTE

(FIXED RATE)

Branch:

Form of Note: Book-Entry Note

Original Issue Date (Settlement Date):

Specified Currency:	☐ U.S. dollars	☐ Other:

Authorized Denominations:	☐ U.S. $2,000 and integral multiples of U.S. $1,000 in excess thereof
☐ Other:

Maturity Date:

Interest Payment Date(s):

Interest Rate: %
Day Count:	☐ 30/360
☐ Other:

Indexed Note:	☐ Yes	☐ No
Manner of Determining Principal Amount Payable at Maturity Date:
Manner of Determining Interest Payable at Interest Payment Date:

Dual Currency Note:	☐ Yes	☐ No
Optional Payment Currency:
Optional Election Date:

Amortizing Note:	☐ Yes	☐ No
Amortizing Schedule:

Original Issue Discount Note:	☐ Yes	☐ No
Issue Price:

Renewable Note:	☐ Yes	☐ No
Initial Maturity Date:

Optional Redemption:	☐ Yes	☐ No
Initial Redemption Date:
Initial Redemption Percentage: %
Annual Redemption Percentage Reduction:

Optional Repayment:		☐ Yes	☐ No
Optional Repayment Date(s):

Optional Extension of Maturity:		☐ Yes	☐ No
Final Maturity Date:

Addendum Attached:		☐ Yes	☐ No

Exchange Rate Agent:

Other Provisions:

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Credit Suisse, a corporation established under the laws of, and duly licensed as a bank in, Switzerland (together with its successors and assigns, the “Company”), [acting through its                Branch,] for value received, hereby promises to pay to Cede & Co. or registered assignees, the Principal Amount as specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith or as shall be set forth in the Schedule of Exchanges of Subordinated Medium-Term Notes (Fixed Rate) attached hereto) on the Maturity Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) (except to the extent redeemed or repaid prior to the Maturity Date) and to pay interest thereon from the Original Issue Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) at the Interest Rate per annum specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) until the Principal hereof is paid or duly made available for payment (except as provided below).  The Company will pay interest in arrears on Interest Payment Date(s) specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) commencing with the first Interest Payment Date next succeeding the Original Issue Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), and on the Maturity Date (or any Redemption Date or Repayment Date) (these and certain other capitalized terms used herein are defined on the reverse of this Note); provided, however, that if the Original Issue Date occurs between a Record Date, as defined below, and the next succeeding Interest Payment Date, interest payments will commence on the second Interest Payment Date succeeding the Original Issue Date and will be payable to the registered holder of this Note (the “Holder” and, collectively, the “Holders”) on the Record Date with respect to such second Interest Payment Date; and provided, further, that if an Interest Payment Date or the Maturity Date (or any Redemption Date or Repayment Date) would fall on a day that is not a Business Day, payment of interest, premium, if any, or Principal otherwise payable on such date shall not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or on the Maturity Date (or any Redemption Date or Repayment Date), and no interest shall accrue for the period from and after the Interest Payment Date or the Maturity Date (or any Redemption Date or Repayment Date) to such next succeeding Business Day.

Payment of the Principal of this Note, any premium and the interest due on the Maturity Date (or any Redemption Date or Repayment Date) will be made in immediately available funds upon surrender of this Note at the office or agency of such paying agent as the Company may determine and maintained for that purpose in the Borough of Manhattan, The City of New York (a “Paying Agent”), or at the office or agency of such other Paying Agent as the Company may determine.

Notwithstanding the foregoing, if an Addendum is attached hereto or “Other Provisions” apply to this Note as specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), this Note shall be subject to the terms set forth in such Addendum or such “Other Provisions.”

Interest on this Note will accrue from the most recent Interest Payment Date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from the Original Issue Date, until the Principal hereof has been paid or duly made available for payment (except as provided herein).  The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, will, subject to certain exceptions described herein,

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be paid to the person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on the corresponding record date (the “Record Date”), which for this tranche of the Notes shall be, for so long as the Notes of this tranche are in the form of one or more Registered Global Securities, three Business Days prior to the relevant Interest Payment Date and, in the event that any Notes of this tranche are not represented by one or more Registered Global Securities, the fifteenth day (whether or not a Business Day) prior to the relevant Interest Payment Date; provided, however, that interest payable on the Maturity Date (or any Redemption Date or Repayment Date) will be payable to the person to whom the Principal hereof shall be payable.

If the Specified Currency specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is other than U.S. dollars, any payment on this Note on an Interest Payment Date or the Maturity Date (or any Redemption Date or Repayment Date) will be made in U.S. dollars, as provided below, unless the Holder hereof elects by written request (which request shall also include appropriate wire transfer instructions) to the Paying Agent at its corporate trust office in The City of New York received on or prior to the Record Date relating to an Interest Payment Date or at least 10 days prior to the Maturity Date (or any Redemption Date or Repayment Date), as the case may be, to receive such payment in such Specified Currency except as provided on the reverse hereof; provided, that any U.S. dollar amount to be received by a Holder of this Note will be based on the highest bid quotation in The City of New York received by the Exchange Rate Agent appointed by the Company and specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) (the “Exchange Rate Agent”), at approximately 11:00 a.m., New York City time, on the second Business Day preceding the applicable payment date from three recognized foreign exchange dealers (one of which may be the Exchange Rate Agent) for the purchase by the quoting dealer of such Specified Currency for U.S. dollars for settlement on such payment date in the aggregate amount of such Specified Currency payable to all Holders of Notes having the same terms as this Note (including Original Issue Date) scheduled to receive U.S. dollar payment and at which the applicable dealer commits to execute a contract; provided, further, that if such bid quotations are not available, such payments shall be made in such Specified Currency.  All currency exchange costs will be borne by the Holder of this Note by deductions from such payments.  The Holder hereof may elect to receive payment in such Specified Currency for all such payments and need not file a separate election for each such payment, and such election shall remain in effect until revoked by written notice to the Paying Agent at its corporate trust office in The City of New York received on a date prior to the Record Date for the relevant Interest Payment Date or at least 10 calendar days prior to the Maturity Date (or any Redemption Date or Repayment Date), as the case may be; provided, that such election is irrevocable as to the next succeeding payment to which it relates; if such election is made as to full payment on this Note, such election may thereafter be revoked so long as the Paying Agent is notified of the revocation within the time period set forth above.

If the Specified Currency specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is U.S. dollars, payment of the Principal of and premium, if any, and interest on this Note will be made in such coin or currency of the United States as at the time of payment is legal tender for payment of public and private debts; provided, however, that payments of interest, other than interest due at maturity (or any

4

Redemption Date or Repayment Date) will be made by U.S. dollar check mailed to the address of the person entitled thereto as such address shall appear in the Note register.

A Holder of U.S. $5,000,000 (or, if the Specified Currency specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is other than U.S. dollars, the equivalent thereof in the Specified Currency) or more in aggregate principal amount of Notes having the same Interest Payment Date will be entitled to receive payments of interest, other than interest due at maturity (or any Redemption Date or Repayment Date), by wire transfer of immediately available funds to an account within the United States maintained by the Holder of this Note if appropriate wire transfer instructions in writing have been received by the Paying Agent not less than 10 days prior to the applicable Interest Payment Date; provided, however, that, unless alternative arrangements are made, any such payments to be made in a Specified Currency other than U.S. dollars shall be made to an account at a bank outside the United States.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee, as defined on the reverse hereof, by manual signature, this Note shall not be entitled to any benefit under the Indenture, as defined on the reverse hereof, or be valid or obligatory for any purpose.

5

IN WITNESS WHEREOF, the Company[,acting through its                      Branch] has caused this Note to be duly executed.

CREDIT SUISSE[, acting through its Branch]

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:	THE BANK OF NEW YORK MELLON (formerly known as THE BANK OF NEW YORK), as Trustee

By:
Authorized Signatory

6

[REVERSE OF NOTE]

CREDIT SUISSE[, acting through its
                     Branch]
SUBORDINATED MEDIUM-TERM NOTE
(FIXED RATE)

This Note is one of a duly authorized issue of Subordinated Medium-Term Notes (the “Notes”) of the Company[, acting through its                      Branch].  The Notes are issuable under a subordinated indenture, dated as of March 29, 2007, as supplemented by a sixth supplemental indenture, dated as of March 25, 2009 (collectively, the “Indenture”), in each case between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities of the Company, the Trustee and Holders of the Notes and the terms upon which the Notes are to be authenticated and delivered.  The Bank of New York Mellon (formerly known as The Bank of New York) at its corporate trust office in The City of New York has been appointed the Registrar and Paying Agent with respect to the Notes.  The terms of individual Notes may vary with respect to interest rates, interest rate formulas, issue dates, maturity dates, or otherwise, all as provided in the Indenture.  To the extent not inconsistent herewith, the terms of the Indenture are hereby incorporated by reference herein.  This Note will not be subject to any sinking fund and, unless otherwise provided on the face hereof (or in the pricing supplement attached hereto or delivered herewith) in accordance with the provisions of the following two paragraphs, will not be redeemable or subject to repayment at the option of the Holder prior to maturity.

Interest payments on this Note will include interest accrued to but excluding the Interest Payment Dates or the Maturity Date (or earlier Redemption Date or Repayment Date), as the case may be.  Interest payments for this Note will be computed and paid on the basis of a 360-day year of twelve 30-day months.

This Note shall be subject to redemption at the option of the Company on any date on or after the Initial Redemption Date, if any, specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), in whole or from time to time in part in increments of U.S. $2,000 and integral multiples of U.S. $1,000 in excess thereof or the minimum Authorized Denomination (provided that any remaining principal amount hereof shall be at least U.S. $2,000 or such minimum Authorized Denomination), at the Redemption Price (as defined below), together with unpaid interest accrued thereon to the date fixed for redemption (each, a “Redemption Date”), on notice given no more than 60 nor less than 30 calendar days prior to the Redemption Date and in accordance with the provisions of the Indenture.  The “Redemption Price” shall initially be the Initial Redemption Percentage specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) multiplied by the unpaid principal amount of this Note to be redeemed.  The Initial Redemption Percentage shall decline at each anniversary of the Initial Redemption Date by the Annual Redemption Percentage Reduction, if any, specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) until the Redemption Price is 100% of unpaid principal amount to be redeemed.  In the event of redemption of this Note in part only, a new Note of like tenor for

7

the unredeemed portion hereof and otherwise having the same terms as this Note shall be issued in the name of the Holder hereof upon the presentation and surrender hereof.

This Note shall be subject to repayment by the Company at the option of the Holder hereof on the Optional Repayment Date(s), if any, specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), in whole or in part in increments of U.S. $2,000 and integral multiples of U.S. $1,000 in excess thereof or the minimum Authorized Denomination (provided that any remaining principal amount hereof shall be at least U.S. $2,000 or such minimum Authorized Denomination), at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued thereon to the date fixed for repayment (each, a “Repayment Date”).  For this Note to be repaid, this Note must be received, together with the form hereon entitled “Option to Elect Repayment” duly completed, by the Trustee at its corporate trust office not more than 60 nor less than 30 calendar days prior to the Repayment Date.  Exercise of such repayment option by the Holder hereof will be irrevocable.  In the event of repayment of this Note in part only, a new Note of like tenor for the unrepaid portion hereof and otherwise having the same terms as this Note shall be issued in the name of the Holder hereof upon the presentation and surrender hereof.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as an Original Issue Discount Note, the amount payable to the Holder of this Note in the event of redemption, repayment or acceleration of maturity will be equal to the sum of (i) the Issue Price specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) (increased by any accruals of the Discount, as defined below) and, in the event of any redemption of this Note (if applicable), multiplied by the Initial Redemption Percentage (as adjusted by the Annual Redemption Percentage Reduction, if applicable) and (ii) any unpaid interest on this Note accrued from the Original Issue Date to the Redemption Date, Repayment Date or date of acceleration of maturity, as the case may be.  The difference between the Issue Price and 100% of the principal amount of this Note is referred to herein as the “Discount.”

For purposes of determining the amount of Discount that has accrued as of any Redemption Date, Repayment Date or date of acceleration of maturity of this Note, such Discount will be accrued so as to cause the yield on the Note to be constant (computed using the “Constant Yield” method in accordance with the rules under the Internal Revenue Code of 1986, as amended).  The constant yield will be calculated using a 30-day month, 360-day year convention, a compounding period that, except for the Initial Period (as defined below), corresponds to the shortest period between Interest Payment Dates (with ratable accruals within a compounding period) and an assumption that the maturity of this Note will not be accelerated.  If the period from the Original Issue Date to the initial Interest Payment Date (the “Initial Period”) is shorter than the compounding period for this Note, a proportionate amount of the yield for an entire compounding period will be accrued.  If the Initial Period is longer than the compounding period, then such period will be divided into a regular compounding period and a short period, with the short period being treated as provided in the preceding sentence.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as an Indexed Note, the Principal hereof payable at Maturity Date or interest to be paid on this Note, or both, will be determined by reference to the price or prices

8

of specified commodities, stocks or indices, the exchange rate of a specified currency relative to one or more currencies, currency units, composite currencies or units of account, or such other price or exchange rate specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith).  Information as to the method for determining the Principal hereof payable at Maturity Date, the manner of determining the interest rate, certain historical information with respect to the specified indexed item and tax considerations associated with an investment in the Indexed Notes will be set forth in the applicable pricing supplement.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as a Dual Currency Note, the Company may have a one time option, exercisable on the Option Election Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), in whole, but not in part, with respect to all Dual Currency Notes issued on the same day and having the same terms, of making all payments of Principal, premium, if any, and interest after the exercise of such option, whether at maturity or otherwise (which payment would otherwise be made in the Specified Currency of such Notes), in an optional currency (the “Optional Payment Currency”) specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith).  The terms of the Dual Currency Notes, together with information as to the relative value of the Specified Currency compared to the Optional Payment Currency and as to tax considerations associated with an investment in the Dual Currency Notes will be set forth in the applicable pricing supplement.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as an Amortizing Note, the Company will make payments combining Principal and interest in installments over the life of such Note.  Payments with respect to Amortizing Notes will be applied first to the interest due and payable on the Notes and then to the reduction of the unpaid Principal of the Notes.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as a Renewable Note, this Note will mature on an Interest Payment Date set forth on the face hereof (or in the applicable pricing supplement attached hereto or delivered herewith), unless the maturity of all or a portion of the Principal amount of this Note is extended in accordance with the procedures set forth in the applicable pricing supplement.

If so specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), the Maturity Date of this Note may be extended at the option of the Company for one or more periods up to but not beyond the date (the “Final Maturity Date”) set forth on the face hereof (or in the pricing supplement attached hereto or delivered herewith).

This Note will constitute the Company’s direct, unconditional, unsecured and subordinated obligation.  In the event of any liquidation, dissolution or winding up, by bankruptcy or otherwise, the payment of principal and interest on this Note will be subordinated to the prior payment in full of all of the Company’s present and future unsubordinated creditors (the “Senior Creditors”), but not further or otherwise.  The Company, for itself and its successors, and each Holder, by accepting the Notes, agrees that the subordination provisions in the Indenture are for the benefit of the Holders of Senior Indebtedness.  “Senior Indebtedness” means all obligations of the Company to the Senior Creditors.

9

Subject to applicable law, no Holder shall be entitled to exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Company [or the Branch] arising under or in connection with a tranche of Notes and each Holder shall, by virtue of being a Holder, be deemed to have waived all such rights of set-off, compensation or retention.  The Company may not create or permit to exist any pledge or other security interest over the Company’s assets to secure the Company’s obligations in respect of this Note.

This Note, and any Note or Notes issued upon transfer or exchange hereof, is issuable only in fully registered form, without coupons, and, if denominated in U.S. dollars, is issuable only in denominations of U.S. $2,000 or any integral multiple of U.S. $1,000 in excess thereof, provided that if a different Authorized Denomination is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), this Note shall be issuable only in such Authorized Denomination.  If this Note is denominated in a Specified Currency other than U.S. dollars, then, unless a higher minimum denomination is required by applicable law, it is issuable only in the minimum Authorized Denomination specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) or any amount in excess thereof which is an integral multiple thereof.

In case an Event of Default (as defined in the Indenture) with respect to the Notes shall have occurred and be continuing, the Principal hereof and the interest accrued hereon, if any, may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Indenture contains provisions that provide that the Company and the Trustee may amend or supplement the Indenture or the Notes without notice to or the consent of any Holder in order to (i) cure any ambiguity, defect or inconsistency in the Indenture, provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (ii) comply with the requirements of the Indenture if the Company consolidates with, merges with or into, or sells, conveys, transfers, leases or otherwise disposes of all or substantially all its property and assets (as an entirety or substantially as an entirety in one transaction or a series of transactions), to any person; (iii) comply with any requirements of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (iv) evidence and provide for the acceptance of appointment under the Indenture with respect to the Notes by a successor Trustee; (v) provide for uncertificated or unregistered Notes and to make all appropriate changes for such purpose; (vi) provide for a guarantee from a third party on outstanding Notes that are issued under the Indenture; (vii) provide for the substitution of one or more of the Company’s branches as obligor of the Notes; or (viii) make any change that does not materially and adversely affect the rights of any Holder.

The Indenture contains provisions that provide that, without prior notice to any Holders, the Company and the Trustee may amend the Indenture and the Notes with the written consent of the Holders of a majority in principal amount of the outstanding Securities of all series affected by such amendment (all such series voting as one class), and the Holders of a majority in principal amount of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Notes; provided that, without the consent of

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each Holder of the Securities affected thereby, an amendment or waiver, including a waiver of past defaults, may not: (i) extend the stated maturity of the Principal of, or any sinking fund obligation or any installment of interest on, such Holder’s Note, or reduce the Principal thereof or the rate of interest thereon (including any amount in respect of original issue discount), or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the Principal of an Original Issue Discount Note that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, insolvency or similar proceeding, or change any place of payment where, or the currency in which, any Principal or the interest thereon is payable, modify any right to convert or exchange such Holder’s Note for another security to the detriment of the Holder or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Notes the consent of whose Holders is required for any such supplemental indenture, or for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of Principal of or interest on any Note of such Holder; or (iv) modify any of the provisions of the Indenture governing amendments or waivers with the consent of Holders except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby.

It is also provided in the Indenture that, subject to certain conditions, the Holders of at least a majority in principal amount of the outstanding Securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Securities of such series and its consequences, except a Default in the payment of Principal of or interest on any Security or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Security affected.  Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

The Indenture provides that a series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering.  The Securities of different tranches may have one or more different terms, but all the Securities within each such tranche shall have identical terms, provided that Securities within a tranche may have different authentication dates, public offering prices, initial interest accrual dates, and initial interest payment dates, if applicable.  Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, maintenance of an office or agency of the Company in The City of New York, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a Board Resolution or a supplemental indenture establishing such series or the Authority establishing such tranche.

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Except as set forth below, if the Principal of, or premium, if any, or interest on, this Note is payable in a Specified Currency other than U.S. dollars and such Specified Currency is not available to the Company for making payments thereof due to the imposition of exchange controls or other circumstances beyond the control of the Company or is no longer used by the government of the country issuing such currency or for the settlement of transactions by public institutions within the international banking community, then the Company will be entitled to satisfy its obligations to the Holder of this Note by making such payments in U.S. dollars on the basis of the Market Exchange Rate (as defined below) on the date of such payment or, if the Market Exchange Rate is not available on such date, as of the most recent practicable date.  Any payment made under such circumstances in U.S. dollars where the required payment is in a Specified Currency other than U.S. dollars will not constitute an Event of Default.

All determinations referred to above made by the Company or its agents shall be at its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and binding on Holders of Notes.  So long as this Note shall be outstanding, the Company will cause to be maintained an office or agency for the payment of the Principal of and premium, if any, and interest on this Note as herein provided in the Borough of Manhattan, The City of New York, and an office or agency in said Borough of Manhattan for the registration, transfer and exchange as aforesaid of the Notes.  The Company may designate other agencies for the payment of said Principal, premium, if any, and interest at such place or places (subject to applicable laws and regulations) as the Company may decide.  So long as there shall be any such agency, the Company shall keep the Trustee advised of the names and locations of such agencies, if any are so designated.

No provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal of, premium, if any, and interest on this Note at the time, place, and rate, and in the coin or currency, herein and in the Indenture prescribed unless otherwise agreed between the Company and the registered Holder of this Note.

Upon due presentment for registration of transfer of this Note, a new Note or Notes of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company or any agent of the Company, the registrar of the Notes or the Trustee may treat the Holder in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note is overdue, and neither the Company, the Registrar, the Trustee nor any such agent shall be affected by notice to the contrary.

No recourse shall be had for the payment of the Principal of, or premium, if any, or the interest on, this Note, for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any

12

assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

This Note shall for all purposes be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of law principles thereof), except for the subordination provisions hereof, which shall be governed by Swiss law.

As used herein:

(i)            the term “Business Day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in The City of New York and any other place of payment with respect to the applicable Notes and (i) with respect to Notes denominated in a Specified Currency other than U.S. dollars or euro, “Business Day” shall not include a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in the principal financial center of the country of the Specified Currency, or (ii) with respect to Notes denominated in euros, “Business Day” shall also include any day on which the TransEuropean Real-Time Gross Settlement Express Transfer (TARGET) System is in place;

(ii)           the term “Market Exchange Rate” shall mean, as of any date, for any currency or currency unit, the noon U.S. dollar buying rate for that currency or currency unit, as the case may be, for cable transfers quoted in The City of New York on such date as certified for customs purposes by the Federal Reserve Bank of New York;

(iii)          the term “United States” means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; and

(iv)          all other terms used in this Note which are defined in the Indenture and not otherwise defined herein shall have the meanings assigned to them in the Indenture.

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ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common

TEN ENT – as tenants by the entireties

JT TEN – as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT –              (Custodian)               (Minor)

Under Uniform Gifts to Minors Act                        (State)

Additional abbreviations may also be used though not in the above list.

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FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer
such Note on the books of the Company, with full power of substitution in the premises.

Signature:

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.

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OPTION TO ELECT REPAYMENT

The undersigned hereby irrevocably request(s) the Company to repay $                      principal amount of the within Note, pursuant to its terms, on the Optional Repayment Date first occurring after the date of receipt of the within Note as specified below, together with interest thereon accrued to the date of repayment, to the undersigned, at

(Please print or typewrite name and address of the undersigned)

and to issue to the undersigned, pursuant to the terms of the Indenture, a new Note or Notes representing the remaining principal amount of this Note.

For this Option to Elect Repayment to be effective, this Note with the Option to Elect Repayment duly completed must be received by the Company within the relevant time period set forth above at its office or agency in the Borough of Manhattan, the City and State of New York, located initially at the office of the Trustee, 101 Barclay Street, Floor 8W, New York, New York  10286, Attention: Corporate Finance.

Signature:

Dated:
NOTICE: The signature on this Option to Elect Repayment must correspond with the name as written upon the face of the within instrument in every particular without alteration or enlargement.

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SCHEDULE OF EXCHANGES OF SUBORDINATED MEDIUM-TERM NOTES

(FIXED RATE)

The following exchanges of a part of this Registered Global Security have been made:

Date of Exchange	Amount of Decrease in Principal Amount of this Registered Global Security	Amount of Increase in Principal Amount of this Registered Global Security	Principal Amount of this Registered Global Security Following Such Decrease (or Increase)	Signature of Authorized Officer of Trustee

Annex II

[FORM OF SUBORDINATED MEDIUM-TERM NOTE

(FLOATING RATE)]

2

[FACE OF NOTE]

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC” OR THE “DEPOSITARY”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

REGISTERED	PRINCIPAL AMOUNT: $
NO. FLR-	CUSIP:

CREDIT SUISSE[, acting through its
                   Branch]
SUBORDINATED MEDIUM-TERM NOTE
(FLOATING RATE)

Branch:

Form of Note:  Book-Entry Note

Original Issue Date (Settlement Date):

Specified Currency:	☐ U.S. dollars	☐ Other:

Authorized Denominations	☐ U.S. $2,000 and integral multiples of U.S. $1,000 in excess thereof
☐ Other:

Maturity Date:

Interest Payment Date(s):

Interest Rate Basis or Bases:

☐ CD Rate	☐ Commercial Paper Rate
☐ Prime Rate	☐ Federal Funds Rate
☐ LIBOR	☐ Federal Funds Open Rate
☐ Treasury Rate
Index Currency:
Index Maturity:
☐ Other

Spread (plus or minus): %	Spread Multiplier: %

Initial Interest Rate: %

Interest Category

☐ Regular Floating Rate Note
☐ Floating Rate/Fixed Rate Note
Fixed Rate Commencement Date:
Fixed Interest Rate:
☐ Inverse Floating Rate Note:
Fixed Interest Rate:
☐ Original Issue Discount Note
Issue Price:

Initial Interest Reset Date:	Interest Reset Date(s):

Interest Reset Period:
Day Count:	☐ 30/360	☐ Actual/Actual
☐ Actual/360	☐ Other:

Maximum Interest Rate: %	Minimum Interest Rate: %

Indexed Note:	☐ Yes	☐ No
Manner of Determining Principal Amount Payable at Maturity Date:
Manner of Determining Interest Payable at Interest Payment Date:

Dual Currency Note:	☐ Yes	☐ No
Optional Payment Currency:
Optional Election Date:

Amortizing Note:	☐ Yes	☐ No
Amortizing Schedule:

Original Issue Discount Note:	☐ Yes	☐ No
Issue Price:

Renewable Note:	☐ Yes	☐ No
Initial Maturity Date:

Optional Redemption:	☐ Yes	☐ No

Initial Redemption Date:
Initial Redemption Percentage: %

Annual Redemption Percentage Reduction:

Optional Repayment:	☐ Yes	☐ No
Optional Repayment Date(s):

Optional Extension of Maturity:	☐ Yes	☐ No
Final Maturity Date:

Addendum Attached:	☐ Yes	☐ No

Exchange Rate Agent:

Other Provisions:

Credit Suisse, a corporation established under the laws of, and duly licensed as a bank in, Switzerland (together with its successors and assigns, the “Company”), [acting through its                Branch,] for value received, hereby promises to pay to Cede & Co., or registered assignees, the Principal Amount as specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith or as shall be set forth in the Schedule of Exchanges of Subordinated Medium-Term Notes (Floating Rate) attached hereto) on the Maturity Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) (except to the extent redeemed or repaid prior to the Maturity Date) and to pay interest thereon from the Original Issue Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) at a rate per annum equal to the Initial Interest Rate specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) until the first Interest Reset Date next succeeding the Original Issue Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), and thereafter at a rate per annum determined in accordance with the provisions specified on the reverse hereof until the Principal hereof is paid or duly made available for payment (except as provided below).  The Company will pay interest in arrears on each Interest Payment Date as specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) commencing with the first Interest Payment Date next succeeding the Original Issue Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), and on the Maturity Date (or any Redemption Date or Repayment Date) (these and certain other capitalized terms used herein are defined on the reverse of this Note); provided, however, that if the Original Issue Date occurs between a Record Date, as defined below, and the next succeeding Interest Payment Date, interest payments will commence on the second Interest Payment Date succeeding the Original Issue Date and will be payable to the registered holder of this Note (the “Holder” and, collectively, the “Holders”) on the Record Date with respect to such second Interest Payment Date; and provided, further, that (i) if an Interest Payment Date (other than the Maturity Date, but including any Redemption Date or Repayment Date) would fall on a day that is not a Business Day, such Interest Payment Date (or Redemption Date or Repayment Date) shall be the following day that is a Business Day, and interest shall accrue and be payable with respect to such payment for the period from the originally-scheduled Interest Payment Date (or Redemption Date or Repayment Date) to such following Business Day, except that if the Interest Rate Basis specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is LIBOR and such next Business Day falls in the next calendar month, the Interest

Payment Date (or Redemption Date or Repayment Date) shall be the immediately preceding day that is a Business Day and interest shall accrue to such preceding Business Day, and (ii) if the Maturity Date falls on a day that is not a Business Day, the required payment of Principal, premium, if any, and interest shall be made on the next succeeding Business Day with the same force and effect as if made on the date such payment was due, and interest shall not accrue and be payable with respect to such payment for the period from and after the Maturity Date to the date of such payment on the next succeeding Business Day.

Payment of the Principal of this Note, any premium and the interest due on the Maturity Date (or any Redemption Date or Repayment Date) will be made in immediately available funds upon surrender of this Note at the office or agency of such paying agent as the Company may determine and maintained for that purpose in the Borough of Manhattan, The City of New York (a “Paying Agent”), or at the office or agency of such other Paying Agent as the Company may determine.

Notwithstanding the foregoing, if an Addendum is attached hereto or “Other Provisions” apply to this Note as specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), this Note shall be subject to the terms set forth in such Addendum or such “Other Provisions.”

Interest on this Note will accrue from the most recent Interest Payment Date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from the Original Issue Date, until the Principal hereof has been paid or duly made available for payment (except as provided herein).  The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, will, subject to certain exceptions described herein, be paid to the person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on the corresponding record date (the “Record Date”), which for this tranche of the Notes shall be, for so long as the Notes of this tranche are in the form of one or more Registered Global Securities, three Business Days prior to the relevant Interest Payment Date and, in the event that any Notes of this tranche are not represented by one or more Registered Global Securities, the fifteenth day (whether or not a Business Day) prior to the relevant Interest Payment Date; provided, however, that interest payable on the Maturity Date (or any Redemption Date or Repayment Date) will be payable to the person to whom the Principal hereof shall be payable.

If the Specified Currency specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is other than U.S. dollars, any payment on this Note on an Interest Payment Date or the Maturity Date (or any Redemption Date or Repayment Date) will be made in U.S. dollars, as provided below, unless the Holder hereof elects by written request (which request shall also include appropriate wire transfer instructions) to the Paying Agent at its corporate trust office in The City of New York received on or prior to the Record Date relating to an Interest Payment Date or at least 10 days prior to the Maturity Date (or any Redemption Date or Repayment Date), as the case may be, to receive such payment in such Specified Currency except as provided on the reverse hereof; provided, that any U.S. dollar amount to be received by a Holder of this Note will be based on the highest bid quotation in The City of New York received by the Exchange Rate Agent appointed by the Company and specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) (the “Exchange Rate Agent”), at approximately 11:00 a.m., New York City time, on the second

Business Day preceding the applicable payment date from three recognized foreign exchange dealers (one of which may be the Exchange Rate Agent) for the purchase by the quoting dealer of such Specified Currency for U.S. dollars for settlement on such payment date in the aggregate amount of such Specified Currency payable to all Holders of Notes having the same terms as this Note (including Original Issue Date) scheduled to receive U.S. dollar payment and at which the applicable dealer commits to execute a contract; provided, further, that if such bid quotations are not available, such payments shall be made in such Specified Currency.  All currency exchange costs will be borne by the Holder of this Note by deductions from such payments.  The Holder hereof may elect to receive payment in such Specified Currency for all such payments and need not file a separate election for each such payment, and such election shall remain in effect until revoked by written notice to the Paying Agent at its corporate trust office in The City of New York received on a date prior to the Record Date for the relevant Interest Payment Date or at least 10 calendar days prior to the Maturity Date (or any Redemption Date or Repayment Date), as the case may be; provided, that such election is irrevocable as to the next succeeding payment to which it relates; if such election is made as to full payment on this Note, such election may thereafter be revoked so long as the Paying Agent is notified of the revocation within the time period set forth above.

If the Specified Currency specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is U.S. dollars, payment of the Principal of and premium, if any, and interest on this Note will be made in such coin or currency of the United States as at the time of payment is legal tender for payment of public and private debts; provided, however, that payments of interest, other than interest due at maturity (or any Redemption Date or Repayment Date) will be made by U.S. dollar check mailed to the address of the person entitled thereto as such address shall appear in the Note register.

A Holder of U.S. $5,000,000 (or, if the Specified Currency specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is other than U.S. dollars, the equivalent thereof in the Specified Currency) or more in aggregate principal amount of Notes having the same Interest Payment Date will be entitled to receive payments of interest, other than interest due at maturity (or any Redemption Date or Repayment Date), by wire transfer of immediately available funds to an account within the United States maintained by the Holder of this Note if appropriate wire transfer instructions in writing have been received by the Paying Agent not less than 10 days prior to the applicable Interest Payment Date; provided, however, that, unless alternative arrangements are made, any such payments to be made in a Specified Currency other than U.S. dollars shall be made to an account at a bank outside the United States.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee, as defined on the reverse hereof, by manual signature, this Note shall not be entitled to any benefit under the Indenture, as defined on the reverse hereof, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company[,acting through its                      Branch] has caused this Note to be duly executed.

CREDIT SUISSE[, acting through its Branch]

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK MELLON
(formerly known as THE BANK OF NEW YORK),
as Trustee

By:
Authorized Signatory

[REVERSE OF NOTE]

CREDIT SUISSE[, acting through its
                     Branch]
SUBORDINATED MEDIUM-TERM NOTE
(FLOATING RATE)

This Note is one of a duly authorized issue of Subordinated Medium-Term Notes (the “Notes”) of the Company[, acting through its                      Branch].  The Notes are issuable under a subordinated indenture, dated as of March 29, 2007, as supplemented by a sixth supplemental indenture, dated as of March 25, 2009 (collectively, the “Indenture”), in each case between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities of the Company, the Trustee and Holders of the Notes and the terms upon which the Notes are to be authenticated and delivered.  The Bank of New York Mellon (formerly known as The Bank of New York) has been appointed Calculation Agent (the “Calculation Agent,” which term includes any successor calculation agent) with respect to the Notes, and The Bank of New York Mellon (formerly known as The Bank of New York) at its corporate trust office in The City of New York has been appointed the Registrar and Paying Agent with respect to the Notes.  The terms of individual Notes may vary with respect to interest rates, interest rate formulas, issue dates, maturity dates, or otherwise, all as provided in the Indenture.  To the extent not inconsistent herewith, the terms of the Indenture are hereby incorporated by reference herein.

This Note will not be subject to any sinking fund and, unless otherwise provided on the face hereof (or in the pricing supplement attached hereto or delivered herewith) in accordance with the provisions of the following two paragraphs, will not be redeemable or subject to repayment at the option of the Holder prior to maturity.

This Note shall be subject to redemption at the option of the Company on any date on or after the Initial Redemption Date, if any, specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), in whole or from time to time in part in increments of U.S. $2,000 and integral multiples of U.S. $1,000 in excess thereof or the minimum Authorized Denomination (provided that any remaining principal amount hereof shall be at least U.S. $2,000 or such minimum Authorized Denomination), at the Redemption Price (as defined below), together with unpaid interest accrued thereon to the date fixed for redemption (each, a “Redemption Date”), on notice given no more than 60 nor less than 30 calendar days prior to the Redemption Date and in accordance with the provisions of the Indenture.  The “Redemption Price” shall initially be the Initial Redemption Percentage specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) multiplied by the unpaid principal amount of this Note to be redeemed.  The Initial Redemption Percentage shall decline at each anniversary of the Initial Redemption Date by the Annual Redemption Percentage Reduction, if any, specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) until the Redemption Price is 100% of unpaid principal amount to be redeemed.  In the event of redemption of this Note in part only, a new Note of like tenor for the unredeemed portion hereof and otherwise having the same terms as this Note shall be issued in the name of the Holder hereof upon the presentation and surrender hereof.

This Note shall be subject to repayment by the Company at the option of the Holder hereof on the Optional Repayment Date(s), if any, specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), in whole or in part in increments of U.S. $2,000 and integral multiples of U.S. $1,000 in excess thereof or the minimum Authorized Denomination (provided that any remaining principal amount hereof shall be at least U.S. $2,000 or such minimum Authorized Denomination), at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued thereon to the date fixed for repayment (each, a “Repayment Date”).  For this Note to be repaid, this Note must be received, together with the form hereon entitled “Option to Elect Repayment” duly completed, by the Trustee at its corporate trust office not more than 60 nor less than 30 calendar days prior to the Repayment Date.  Exercise of such repayment option by the Holder hereof will be irrevocable.  In the event of repayment of this Note in part only, a new Note of like tenor for the unrepaid portion hereof and otherwise having the same terms as this Note shall be issued in the name of the Holder hereof upon the presentation and surrender hereof.

The interest rate borne by this Note will be determined as follows:

(i)            Unless the Interest Category of this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as a “Floating Rate/Fixed Rate Note” or an “Inverse Floating Rate Note,” this Note shall be designated as a “Regular Floating Rate Note” and, except as set forth below or on the face hereof (or in the pricing supplement attached hereto or delivered herewith), shall bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the Spread, if any, and/or (b) multiplied by the Spread Multiplier, if any, in each case as specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith).  Commencing on the Initial Interest Reset Date, the rate at which interest on this Note shall be payable shall be reset as of each Interest Reset Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith); provided, however, that the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date shall be the Initial Interest Rate.

(ii)           If the Interest Category of this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as a “Floating Rate/Fixed Rate Note,” then, except as set forth below or on the face hereof (or in the pricing supplement attached hereto or delivered herewith), this Note shall initially bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the Spread, if any, and/or (b) multiplied by the Spread Multiplier, if any.  Commencing on the Initial Interest Reset Date, the Rate at which interest on this Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that (y) the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date shall be the Initial Interest Rate and (z) the interest rate in effect for the period commencing on the Fixed Rate Commencement Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) to the Maturity Date shall be the Fixed Interest Rate specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) or, if no such Fixed Interest Rate is specified and this Note is still outstanding on the Fixed Rate Commencement Date, the interest rate in effect hereon on the day immediately preceding the Fixed Rate Commencement Date.

(iii)          If the Interest Category of this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as an “Inverse Floating Rate

Note,” then, except as set forth below or on the face hereof (or in the pricing supplement attached hereto or delivered herewith), this Note shall bear interest at the Fixed Interest Rate minus the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the Spread, if any, and/or (b) multiplied by the Spread Multiplier, if any; provided, however, that, unless otherwise specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), the interest rate hereon shall not be less than zero.  Commencing on the Initial Interest Reset Date, the rate at which interest on this Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date shall be the Initial Interest Rate.

Unless otherwise specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), the rate with respect to each Interest Rate Basis will be determined in accordance with the applicable provisions below.  Except as set forth above or on the face hereof (or in the pricing supplement attached hereto or delivered herewith), the interest rate in effect on each day shall be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.

If any Interest Reset Date would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next succeeding Business Day, except that if LIBOR is an applicable Interest Rate basis and such Business Day falls in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day.

The Interest Determination Date pertaining to an Interest Reset Date for Notes bearing interest calculated by reference to the CD Rate, Commercial Paper Rate, Federal Funds Rate, Federal Funds Open Rate and Prime Rate will be the second Business Day preceding such Interest Reset Date.  The Interest Determination Date pertaining to an Interest Reset Date for Notes bearing interest calculated by reference to LIBOR shall be the second London Business Day preceding such Interest Reset Date.  The Interest Determination Date pertaining to an Interest Reset Date for Notes bearing interest calculated by reference to the Treasury Rate shall be the day of the week in which such Interest Reset Date falls on which Treasury bills normally would be auctioned; provided, however, that if as a result of a legal holiday an auction is held on the Friday of the week preceding such Interest Reset Date, the related Interest Determination Date shall be such preceding Friday; and provided, further, that if an auction shall fall on any Interest Reset Date, then the Interest Reset Date shall instead be the first Business Day following the date of such auction.

The “Calculation Date” pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination Date or if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day preceding the applicable Interest Payment Date or Maturity Date, as the case may be.

Determination of CD Rate.  If the Interest Rate Basis specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is the CD Rate, the CD Rate with respect to this Note shall be determined on each Interest Determination Date and shall be the rate on such date for negotiable certificates of deposit having the Index Maturity specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as published by the Board of Governors of the Federal Reserve System in “Statistical Release H.15(519), Selected Interest Rates” or any successor publication of the Board of Governors of the Federal Reserve System (“H.15(5l9)”) under the heading “CDs (secondary market)” or, if not so published by 3:00 p.m., New York City time, on the Calculation Date pertaining to such Interest Determination Date, the CD Rate will be the rate on such Interest Determination Date for negotiable certificates of deposit of the Index Maturity specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as published by the Federal Reserve Bank of New York in its daily update of H.15 available through the website of the Board of Governors of the Federal Reserve System at “http://www.federalreserve.gov/releases/hl5/update” (“H.15 Daily Update”) or any successor site or publication of the Board of Governors under the heading “Certificates of Deposit.”  If such rate is not yet published in either H.15(5l9) or H.15 Daily Update by 3:00 p.m., New York City time, on such Calculation Date, the Calculation Agent will calculate the CD Rate on such Interest Determination Date, which will be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on such Interest Determination Date, for negotiable certificates of deposit of major United States money market banks with a remaining maturity closest to the Index Maturity specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) in an amount that is representative for a single transaction in that market at that time as quoted by three leading non-bank dealers in negotiable U.S. dollar certificates of deposit in The City of New York selected by the Calculation Agent (after consultation with the Company); provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the rate of interest in effect for the applicable period will be the same as the CD Rate for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the rate of interest payable hereon shall be the Initial Interest Rate).

Determination of Commercial Paper Rate.   If the Interest Rate Basis specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is the Commercial Paper Rate, the Commercial Paper Rate with respect to this Note shall be determined on each Interest Determination Date and shall be the Money Market Yield (as defined herein) of the rate on such date for commercial paper having the Index Maturity specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), as such rate shall be published in H.15(519) under the heading “Commercial Paper—Non-financial,” or if not so published prior to 3:00 p.m., New York City time, on the Calculation Date pertaining to such Interest Determination Date, the Commercial Paper Rate shall be the Money Market Yield of the rate on such Interest Determination Date for commercial paper of the Index Maturity specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as published in H.15 Daily Update under the heading “Commercial Paper—Non-financial” (with an Index Maturity of one month or three months being deemed to be equivalent to an Index Maturity of 30 or 90 days, respectively).  If by 3:00 p.m., New York City time, on such Calculation Date, such rate is not yet available in either H.15(519) or H.15 Daily Update, the Calculation Agent will calculate the Commercial Paper Rate, which will be the Money Market Yield corresponding to the arithmetic mean of the offered rates as of approximately 11:00 a.m., New York City time, on such Interest Determination Date for commercial paper of the Index Maturity specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), placed for a non-financial issuer whose bond rating is “AA” or the equivalent, from a nationally recognized rating agency as quoted by three leading dealers of commercial paper in The City of New York selected by the Calculation Agent (after consultation with the Company); provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the rate of interest in effect for the applicable period will be the same as the Commercial Paper Rate for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the rate of interest payable hereon shall be the Initial Interest Rate).

“Money Market Yield” shall be the yield (expressed as a percentage) calculated in accordance with the following formula:

Money Market Yield =	D x 360	x100
360 - (D x M)

where “D” refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal and “M” refers to the actual number of days in the interest period for which interest is being calculated.

Determination of Federal Funds Rate.  If the Interest Rate Basis specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is the Federal Funds Rate, the Federal Funds Rate with respect to this Note shall be determined on each Interest Determination Date and shall be the rate applicable to such date for Federal Funds opposite the caption “Federal funds (effective),” as displayed on Reuters on page 118 (or any page which may replace such page on such service) under the heading “EFFECT” on the Business Day immediately following such Interest Determination Date, or, if such rate is not so published by 3:00 p.m., New York City time, on the Business Day immediately following such Interest Determination Date, the Federal Funds Rate will be the rate applicable to such Interest Determination Date as published in H.15 Daily Update (or such other recognized electronic source used for the purpose of displaying such rate) under the heading “Federal Funds (effective).”  If such rate is not published in H.15 Daily Update (or such other recognized electronic source used for the purpose of displaying such rate) by 4:15 p.m., New York City time, on the Business Day immediately following such Interest Determination Date, the Calculation Agent will calculate the Federal Funds Rate for such Interest Determination Date, which will be the arithmetic mean of the rates for the last transaction in overnight U.S. dollar Federal Funds as of 9:00 a.m., New York City time, on such Interest Determination Date arranged by three leading brokers in Federal Funds transactions in The City of New York selected by the Calculation Agent (after consultation with the Company); provided, however, that if the brokers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate applicable to such Interest Determination Date will be the same as the Federal Funds Rate in effect for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the rate of interest payable hereon shall be the Initial Interest Rate).

Determination of the Federal Funds Open Rate.  If the Interest Rate Basis specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is the Federal Funds Open Rate, the Federal Funds Open Rate with respect to this Note shall be determined on each Interest Determination Date and shall be the rate for such day for federal funds transactions among members of the Federal Reserve System arranged by federal funds brokers on such day, as published under the heading “Federal Funds” opposite the caption “Open” as such rate is displayed on Reuters (or any successor service) on page 5 (or any page which may replace such page on such service) (“Reuters Page 5”).  In the event that on any Interest Determination Date no reported rate appears on Reuters Page 5 by 3:00 p.m., New York City time, the rate for the Interest Determination Date will be the rate for that day displayed on FFPREBON Index page on Bloomberg, which is the Fed Funds Opening Rate as reported by Prebon Yamane (or any successor) on Bloomberg.  In the event that on any Interest Determination Date no reported rate appears on Reuters Page 5 or the FFPREBON Index page on Bloomberg or another recognized electronic source by 3:00 p.m., New York City time, the interest rate applicable to the next Interest Reset Period will be the arithmetic mean of the rates for the last transaction in overnight U.S. dollar Federal Funds prior to 9:00 a.m., New York City time, on such Interest Determination Date arranged by three leading brokers (which may include any underwriters, agents or their affiliates) of Federal Funds transactions in New York City selected by the Calculation Agent (after consultation with the Company); provided, however, that if the brokers selected by the Calculation Agent are not quoting as set forth above, the Federal Funds Open Rate with respect to such Interest Determination Date will be the same as the Federal Funds Open Rate in effect for the immediately preceding Interest Reset Period (or, if there was no preceding Interest Reset Period, the rate of interest will be the Initial Interest Rate).  Notwithstanding the foregoing, the Federal Funds open rate in effect for any day that is not a Business Day shall be the Federal Funds Open Rate in effect for the prior Business Day.

Determination of LIBOR.  If the Interest Rate Basis specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is LIBOR, LIBOR with respect to this Note shall be determined on each Interest Determination Date as follows:

(i)            With respect to an Interest Determination Date relating to a LIBOR Note, LIBOR will be, the offered rate for deposits in the London interbank market in the Index Currency (as defined below) having the Index Maturity designated on the face hereof (or in the pricing supplement attached hereto or delivered herewith) commencing on the second London Business Day immediately following such Interest Determination Date that appears on the Designated LIBOR Page (as defined below) or a successor reporter of such rates selected by the Calculation Agent and acceptable to the Company as of 11:00 a.m., London time, on such Interest Determination Date.  If no rate appears on the Designated LIBOR Page, LIBOR in respect of such Interest Determination Date will be determined as if the parties had specified the rate described in clause (ii) below.

(ii)           With respect to an Interest Determination Date relating to a LIBOR Note to which the last sentence of clause (i) above applies, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent (after consultation with the Company), to provide the Calculation Agent with its offered quotation for deposits in the Index Currency for the period of the Index Maturity designated on the face hereof (or in the pricing supplement attached hereto or delivered herewith) commencing on the second London Business Day immediately following such Interest Determination Date to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Interest Determination Date and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time.  If at least two such quotations are provided, LIBOR determined on such Interest

Determination Date will be the arithmetic mean of such quotations.  If fewer than two quotations are provided, LIBOR determined on such Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. (or such other time specified in the pricing supplement attached hereto or delivered herewith), in the applicable Principal Financial Center (as defined below), on such Interest Determination Date for loans made in the Index Currency to leading European banks having the Index Maturity designated on the face hereof (or in the pricing supplement attached hereto or delivered herewith) commencing on the second London Business Day immediately following such Interest Determination Date and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time by three major reference banks (which may include any underwriters, agents or their affiliates) in such Principal Financial Center selected by the Calculation Agent (after consultation with the Company); provided, however, that if fewer than three reference banks so selected by the Calculation Agent are quoting as mentioned in this sentence, LIBOR with respect to such Interest Determination Date will be the same as LIBOR in effect for the immediately preceding Interest Reset Period (or, if there was no preceding Interest Reset Period, the rate of interest payable hereon will be the Initial Interest Rate).

“Index Currency” means the currency (including currency units and composite currencies) specified as Index Currency on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as the currency with respect to which LIBOR shall be calculated.  If no such currency is specified as Index Currency on the face hereof (or in the pricing supplement attached hereto or delivered herewith), the Index Currency shall be U.S. dollars.

“Designated LIBOR Page” means the display on page LIBOR01 (or any other page specified in the pricing supplement attached hereto or delivered herewith) of Reuters (or any successor service) for the purpose of displaying the London interbank offered rates of major banks for the applicable index currency (or such other page as may replace that page on that service for the purpose of displaying such rates).

Unless provided otherwise in the pricing supplement attached hereto or delivered herewith, “Principal Financial Center” means the principal financial center of the country of the specified Index Currency, except that with respect to U.S. dollars and euro, the Principal Financial Center shall be The City of New York and Brussels, respectively.

Determination of Prime Rate.  If the Interest Rate Basis specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is the Prime Rate, the Prime Rate with respect to this Note shall be determined on each Interest Determination Date and shall be the rate set forth in H.15(5l9) for such date opposite the caption “Bank Prime Loan” or, if not published by 3:00 p.m., New York City time, on the Calculation Date, the rate on such Interest Determination Date as published in H.15 Daily Update under the caption “Bank Prime Loan.”  If such rate is not yet published by 3:00 p.m., New York City time, on such Calculation Date, the Prime Rate for such Interest Determination Date will be the arithmetic mean of the rates of interest publicly announced by each bank named on the display designated as the “USPRIME 1” page on Reuters (or such other page as may replace the USPRIME 1 page on such service for the purpose of displaying prime rates or base lending rates of major U.S. banks) (the “Reuters Screen USPRIME 1 Page”) as such bank’s prime rate or base lending rate as in effect as of 11:00 a.m., New York City time, for such Interest Determination Date as quoted on the Reuters Screen USPRIME 1 Page on such Interest Determination Date, or, if fewer than four such rates appear on the Reuters Screen USPRIME 1 Page for such Interest Determination Date, the rate shall be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by 360 as of the close of business on such Interest Determination Date by at least two of the three major money center banks in The City of New York selected by the Calculation Agent (after consultation with the Company) from which quotations are requested.  If fewer than two quotations are provided, the Calculation Agent will calculate the Prime Rate, which will be the arithmetic mean of the prime rates in The City of New York quoted by the appropriate number of substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, in each case having total equity capital of at least U.S. $500 million and being subject to supervision or examination by Federal or State authority, selected by the Calculation Agent (after consultation with the Company) to quote prime rates.

Determination of Treasury Rate.  If the Interest Rate Basis specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is the Treasury Rate, the Treasury Rate with respect to this Note shall be determined on each Interest Determination Date and shall be the rate from the auction held on such Interest Determination Date (“Auction”) of direct obligations of the United States (“Treasury Bills”) having the Index Maturity specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) under the caption “INVESTMENT RATE” on the display on Reuters (or any successor service) on page USAUCTION10 (or any other page as may replace such page on such service) or page USAUCTION11 (or any other page as may replace such page on such service) or, if not so published by 3:00 p.m., New York City time, on the Calculation Date pertaining to such Interest Determination Date, the Bond Equivalent Yield (as defined below) of the rate for such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption “U.S. Government Securities/Treasury Bills/Auction High” or, if not so published by 3:00 p.m., New York City time, on the related Calculation Date, the Bond Equivalent Yield of the Auction rate of such Treasury Bills as announced by the U.S. Department of the Treasury.  In the event that the Auction rate of Treasury Bills having the Index Maturity specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is not so announced by the U.S. Department of the Treasury, or if no such Auction is held, then the Treasury Rate will be the Bond Equivalent Yield of the rate on such Interest Determination Date of Treasury Bills having the index maturity designated in the applicable pricing supplement as published in H.15(519) under the caption “U.S. Government Securities/Treasury Bills/Secondary Market” or, if not published by 3:00 p.m., New York City time, on the related Calculation Date, the rate of such Interest Determination Date on such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption “U.S. Government Securities/Treasury Bills/Secondary Market.”  In the event such rate is not published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 p.m., New York City time, on such Calculation Date, the Calculation Agent will calculate the Treasury Rate, which will be a Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such Interest Determination Date, of three leading primary U.S. government securities dealers (which may include Credit Suisse Securities (USA) LLC) selected by the Calculation Agent (after consultation with the Company) for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith); provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting bid rates as mentioned in this sentence, the Treasury Rate with respect to the Interest Determination Date will be the same as the Treasury Rate for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the rate of interest payable hereon shall be the Initial Interest Rate).

“Bond Equivalent Yield” shall be the yield (expressed as a percentage) calculated in accordance with the following formula:

Bond Equivalent Yield =	D x N x 100
360 - (D x M)

where “D” refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, “N” refers to 365 or 366, as the case may be, and “M” refers to the actual number of days in the applicable Interest Reset Period.

Notwithstanding the foregoing, the interest rate hereon shall not be greater than the Maximum Interest Rate, if any, or less than the Minimum Interest Rate, if any, specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith).  The Calculation Agent shall calculate the interest rate hereon in accordance with the foregoing on or before each Calculation Date.  The interest rate on this Note will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States Federal law of general application.

At the request of the Holder hereof, the Calculation Agent will provide to the Holder hereof the interest rate hereon then in effect and, if determined, the interest rate that will become effective as of the next Interest Reset Date.

Interest payments on this Note will include interest accrued to but excluding the Interest Payment Dates or the Maturity Date (or any Redemption Date or Repayment Date), as the case may be.  Accrued interest hereon shall be an amount calculated by multiplying the face amount hereof by an accrued interest factor.  Such accrued interest factor shall be computed by adding the interest factor calculated for each day in the period for which interest is being paid.  The interest factor for each such date shall be computed by dividing the interest rate applicable to such day by 360 if the Interest Rate Basis is CD Rate, Commercial Paper Rate, Federal Funds Rate, Federal Funds Open Rate, Prime Rate or LIBOR, as specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), or by the actual number of days in the year if the Interest Rate Basis is the Treasury Rate, as specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith).  All percentages resulting from any calculation of the rate of interest on this Note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (.0000001), with five one-millionths of a percentage point rounded upward, and all dollar amounts used in or resulting from such calculation on this Note will be rounded to the nearest cent (with one-half cent rounded upward).  The interest rate in effect on any Interest Reset Date will be the applicable rate as reset on such date.  The interest rate applicable to any other day is the interest rate from the immediately preceding Interest Reset Date (or, if none, the Initial Interest Rate).

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as an Original Issue Discount Note, the amount payable to the Holder of this Note in the event of redemption, repayment or acceleration of maturity will be equal to the sum of (i) the Issue Price specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) (increased by any accruals of the Discount, as defined below) and, in the event of any redemption of this Note (if applicable), multiplied by the Initial Redemption Percentage (as adjusted by the Annual Redemption Percentage Reduction, if applicable) and (ii) any unpaid interest on this Note accrued from the Original Issue Date to the Redemption Date, Repayment Date or date of acceleration of maturity, as the case may be.  The difference between the Issue Price and 100% of the principal amount of this Note is referred to herein as the “Discount.”

For purposes of determining the amount of Discount that has accrued as of any Redemption Date, Repayment Date or date of acceleration of maturity of this Note, such Discount will be accrued so as to cause the yield on the Note to be constant (computed using the “Constant Yield” method in accordance with the rules under the Internal Revenue Code of 1986, as amended).  The constant yield will be calculated using a 30-day month, 360-day year convention, a compounding period that, except for the Initial Period (as defined below), corresponds to the shortest period between Interest Payment Dates (with ratable accruals within a compounding period) and an assumption that the maturity of this Note will not be accelerated.  If the period from the Original Issue Date to the initial Interest Payment Date (the “Initial Period”) is shorter than the compounding period for this Note, a proportionate amount of the yield for an entire compounding period will be accrued.  If the Initial Period is longer than the compounding period, then such period will be divided into a regular compounding period and a short period, with the short period being treated as provided in the preceding sentence.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as an Indexed Note, the Principal hereof payable at Maturity Date or interest to be paid on this Note, or both, will be determined by reference to the price or prices of specified commodities, stocks or indices, the exchange rate of a specified currency relative to one or more currencies, currency units, composite currencies or units of account, or such other price or exchange rate specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith).  Information as to the method for determining the Principal hereof payable at Maturity Date, the manner of determining the interest rate, certain historical information with respect to the specified indexed item and tax considerations associated with an investment in the Indexed Notes will be set forth in the applicable pricing supplement.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as a Dual Currency Note, the Company may have a one time option, exercisable on the Option Election Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), in whole, but not in part, with respect to all Dual Currency Notes issued on the same day and having the same terms, of making all payments of Principal, premium, if any, and interest after the exercise of such option, whether at maturity or otherwise (which payment would otherwise be made in the Specified Currency of such Notes), in an optional currency (the “Optional Payment Currency”) specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith).  The terms of the Dual Currency Notes, together with information as to the relative value of the Specified Currency compared to the Optional Payment Currency and as to tax considerations associated with an investment in the Dual Currency Notes will be set forth in the applicable pricing supplement.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as an Amortizing Note, the Company will make payments combining Principal and interest in installments over the life of such Note.  Payments with respect to Amortizing Notes will be applied first to the interest due and payable on the Notes and then to the reduction of the unpaid Principal of the Notes.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as a Renewable Note, this Note will mature on an Interest Payment Date set forth on the face hereof (or in the applicable pricing supplement attached hereto or delivered herewith), unless the maturity of all or a portion of the Principal amount of this Note is extended in accordance with the procedures set forth in the applicable pricing supplement.

If so specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), the Maturity Date of this Note may be extended at the option of the Company for one or more periods up to but not beyond the date (the “Final Maturity Date”) set forth on the face hereof (or in the pricing supplement attached hereto or delivered herewith).

This Note will constitute the Company’s direct, unconditional, unsecured and subordinated obligation.  In the event of any liquidation, dissolution or winding up, by bankruptcy or otherwise, the payment of principal and interest on this Note will be subordinated to the prior payment in full of all of the Company’s present and future unsubordinated creditors (the “Senior Creditors”), but not further or otherwise.  The Company, for itself and its successors, and each Holder, by accepting the Notes, agrees that the subordination provisions in the Indenture are for the benefit of the Holders of Senior Indebtedness.  “Senior Indebtedness” means all obligations of the Company to the Senior Creditors.

Subject to applicable law, no Holder shall be entitled to exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Company [or the Branch] arising under or in connection with a tranche of Notes and each Holder shall, by virtue of being a Holder, be deemed to have waived all such rights of set-off, compensation or retention.  The Company may not create or permit to exist any pledge or other security interest over the Company’s assets to secure the Company’s obligations in respect of this Note.

This Note, and any Note or Notes issued upon transfer or exchange hereof, is issuable only in fully registered form, without coupons, and, if denominated in U.S. dollars, is issuable only in denominations of U.S. $2,000 or any integral multiple of U.S. $1,000 in excess thereof, provided that if a different Authorized Denomination is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), this Note shall be issuable only in such Authorized Denomination.  If this Note is denominated in a Specified Currency other than U.S. dollars, then, unless a higher minimum denomination is required by applicable law, it is issuable only in the minimum Authorized Denomination specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) or any amount in excess thereof which is an integral multiple thereof.

In case an Event of Default (as defined in the Indenture) with respect to the Notes shall have occurred and be continuing, the Principal hereof and the interest accrued hereon, if any, may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Indenture contains provisions that provide that the Company and the Trustee may amend or supplement the Indenture or the Notes without notice to or the consent of any Holder in order to (i) cure any ambiguity, defect or inconsistency in the Indenture, provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (ii) comply with the requirements of the Indenture if the Company consolidates with, merges with or into, or sells, conveys, transfers, leases or otherwise disposes of all or substantially all its property and assets (as an entirety or substantially as an entirety in one transaction or a series of transactions), to any person; (iii) comply with any requirements of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (iv) evidence and provide for the acceptance of appointment under the Indenture with respect to the Notes by a successor Trustee; (v) provide for uncertificated or unregistered Notes and to make all appropriate changes for such purpose; (vi) provide for a guarantee from a third party on outstanding Notes that are issued under the Indenture; (vii) provide for the substitution of one or more of the Company’s branches as obligor of the Notes; or (viii) make any change that does not materially and adversely affect the rights of any Holder.

The Indenture contains provisions that provide that, without prior notice to any Holders, the Company and the Trustee may amend the Indenture and the Notes with the written consent of the Holders of a majority in principal amount of the outstanding Securities of all series affected by such amendment (all such series voting as one class), and the Holders of a majority in principal amount of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Notes; provided that, without the consent of each Holder of the Securities affected thereby, an amendment or waiver, including a waiver of past defaults, may not: (i) extend the stated maturity of the Principal of, or any sinking fund obligation or any installment of interest on, such Holder’s Note, or reduce the Principal thereof or the rate of interest thereon (including any amount in respect of original issue discount), or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the Principal of an Original Issue Discount Note that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, insolvency or similar proceeding, or change any place of payment where, or the currency in which, any Principal or the interest thereon is payable, modify any right to convert or exchange such Holder’s Note for another security to the detriment of the Holder or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Notes the consent of whose Holders is required for any such supplemental indenture, or for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of Principal of or interest on any Note of such Holder; or (iv) modify any of the provisions of the Indenture governing amendments or waivers with the consent of Holders except to increase any such percentage or to provide that certain other provisions of the

Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby.

It is also provided in the Indenture that, subject to certain conditions, the Holders of at least a majority in principal amount of the outstanding Securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Securities of such series and its consequences, except a Default in the payment of Principal of or interest on any Security or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Security affected.  Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

The Indenture provides that a series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering.  The Securities of different tranches may have one or more different terms, but all the Securities within each such tranche shall have identical terms, provided that Securities within a tranche may have different authentication dates, public offering prices, initial interest accrual dates, and initial interest payment dates, if applicable.  Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, maintenance of an office or agency of the Company in The City of New York, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a Board Resolution or a supplemental indenture establishing such series or the Authority establishing such tranche.

Except as set forth below, if the Principal of, or premium, if any, or interest on, this Note is payable in a Specified Currency other than U.S. dollars and such Specified Currency is not available to the Company for making payments thereof due to the imposition of exchange controls or other circumstances beyond the control of the Company or is no longer used by the government of the country issuing such currency or for the settlement of transactions by public institutions within the international banking community, then the Company will be entitled to satisfy its obligations to the Holder of this Note by making such payments in U.S. dollars on the basis of the Market Exchange Rate (as defined below) on the date of such payment or, if the Market Exchange Rate is not available on such date, as of the most recent practicable date.  Any payment made under such circumstances in U.S. dollars where the required payment is in a Specified Currency other than U.S. dollars will not constitute an Event of Default.

All determinations referred to above made by the Company or its agents shall be at its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and binding on Holders of Notes.

So long as this Note shall be outstanding, the Company will cause to be maintained an office or agency for the payment of the Principal of and premium, if any, and interest on this Note as herein provided in the Borough of Manhattan, The City of New York, and an office or agency in said Borough of Manhattan for the registration, transfer and exchange as aforesaid of the Notes.  The Company may designate other agencies for the payment of said Principal, premium, if any, and interest at such place or places (subject to applicable laws and regulations) as the Company may decide.  So long as there shall be any such agency, the Company shall keep the Trustee advised of the names and locations of such agencies, if any are so designated.

No provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal of, premium, if any, and interest on this Note at the time, place, and rate, and in the coin or currency, herein and in the Indenture prescribed unless otherwise agreed between the Company and the registered Holder of this Note.

Upon due presentment for registration of transfer of this Note, a new Note or Notes of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company or any agent of the Company, the registrar of the Notes or the Trustee may treat the Holder in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note is overdue, and neither the Company, the Registrar, the Trustee nor any such agent shall be affected by notice to the contrary.

No recourse shall be had for the payment of the Principal of, or premium, if any, or the interest on, this Note, for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

This Note shall for all purposes be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of law principles thereof), except for the subordination provisions hereof, which shall be governed by Swiss law.

As used herein:

(i)            the term “Business Day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in The City of New York and any other place of payment with respect to the applicable Notes and (i) with respect to Notes bearing interest calculated by reference to LIBOR, “Business Day” shall also include a London Business Day, (ii) with respect to Notes denominated in a Specified Currency other than U.S. dollars or euro, “Business Day” shall not include a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in the principal financial center of the country of the Specified Currency, or (iii) with respect to Notes denominated in euros, “Business Day” shall also include any day on which the TransEuropean Real-Time Gross Settlement Express Transfer (TARGET) System is in place;

(ii)           the term “London Business Day” means any day that is both a Business Day and a day on which dealings in deposits in the Specified Currency are transacted, or with respect to any future date are expected to be transacted, in the London interbank market;

(iii)          the term “Market Exchange Rate” shall mean, as of any date, for any currency or currency unit, the noon U.S. dollar buying rate for that currency or currency unit, as the case may be, for cable transfers quoted in The City of New York on such date as certified for customs purposes by the Federal Reserve Bank of New York;

(iv)          the term “United States” means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; and

(v)           all other terms used in this Note which are defined in the Indenture and not otherwise defined herein shall have the meanings assigned to them in the Indenture.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM-as tenants in common

TEN ENT-as tenants by the entireties

JT TEN-as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT-             (Custodian)                  (Minor)

Under Uniform Gifts to Minors Act                    (State)

Additional abbreviations may also be used though not in the above list.

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing attorney to
transfer such Note on the books of the Company, with full power of substitution in the premises.

Signature:

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.

OPTION TO ELECT REPAYMENT

The undersigned hereby irrevocably request(s) the Company to repay $                   principal amount of the within Note, pursuant to its terms, on the Optional Repayment Date first occurring after the date of receipt of the within Note as specified below, together with interest thereon accrued to the date of repayment, to the undersigned, at

(Please print or typewrite name and address of the undersigned)

and to issue to the undersigned, pursuant to the terms of the Indenture, a new Note or Notes representing the remaining principal amount of this Note.

For this Option to Elect Repayment to be effective, this Note with the Option to Elect Repayment duly completed must be received by the Company within the relevant time period set forth above at its office or agency in the Borough of Manhattan, the City and State of New York, located initially at the office of the Trustee, 101 Barclay Street, Floor 8W, New York, New York  10286, Attention: Corporate Finance.

Signature:

Dated:
NOTICE: The signature on this Option to Elect Repayment must correspond with the name as written upon the face of the within instrument in every particular without alteration or enlargement.

SCHEDULE OF EXCHANGES OF SUBORDINATED MEDIUM-TERM NOTES

(FLOATING RATE)

The following exchanges of a part of this Registered Global Security have been made:

Date of Exchange	Amount of Decrease in Principal Amount of this Registered Global Security	Amount of Increase in Principal Amount of this Registered Global Security	Principal Amount of this Registered Global Security Following Such Decrease (or Increase)	Signature of Authorized Officer of Trustee